INVEST IN **SMARTWEAVE, INC.**

Imagine a world where the body heals itself. Smartweave is making that vision a reality.



smartweave.xyz Boston, MA in ◎

Highlights

1. Producing transformative, personalized, bio-compatible implants for connective tissue restoration

2. World-class team of scientists, surgeons, AI and bio-engineers, pharmaceutical and device leaders.

3. One of several startups backed by Dassault Systemes, a world leader in 3D visualization technology

4. IP savvy company, developing an extensive, world-class patent portfolio

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Featured Investor



Somesh Surapureddi
Syndicate Lead

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Invested $30,000 ⓘ

"I met Raj at an investors conference in early 2025. As an emerging fund manager and technologist was intrigued by the idea, I was immediately drawn to his vision for truly personalized surgical solutions.The validation from Dassault Systems, selecting Smartweave as one of just three startups from over 1,000s applicants globally spoke volumes. But more importantly, the concept of using digital twins to design implants tailored to each patient's unique anatomy felt like the future of personaliz..."

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Team



Rajeev Malhotra Founder

Serial founder; Expertise in AI-based innovations with experience creating and scaling venture-backed, tech-enabled healthcare platforms to global market leadership. Inventor in surgical implants.

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Dr. Mara Domenech Sr. Biomedical Engineer

Prof. of Chemical Engineering, Univ. of Puerto Rico; Board member of the Cellular and Molecular Technologies Study Section, NIH Biomedical Engineer.



Craig Comiter Surgical Lead

Professor of Urology and Obstetrics and Gynecology, Stanford University School of Medicine. Victor a Politano Award recipient for outstanding achievement in the field of urinary continence. Author of 100+ peer reviewed articles.



Dr. Philip Van Kerrebroeck Medical Lead

Prof. Em. of Urology, Univ. Maastricht (NL). Urologist at Life Expert Center Leuven (B). Board member of the International Continence Society (ICS). Author of >300 peer-reviewed articles.



David Hetzel Head of Licensing

Technology/IP licensing executive. Intellectual Ventures (IP-centric investment fund), Motorola, HP, McKinsey.

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Darryl Tannenbaum Orthopedic Lead

Experienced orthopedic surgeon specializing in complex joint replacement surgery. Previous HHMI-NIH Medical Research Scholar focusing on bone growth factors.



Carlos Rivera Velez Product Operations Lead

Medical device executive; extensive experience in development, production, and compliance from early-stage MD startups to global leaders like Stryker, Edwards and J&J. UPR, Wharton.



Bertha Chen, MD Urology Lead

Co-Chief, Division of Urogynecology and Pelvic Reconstructive Surgery, Stanford. Top Doctor Bay Area. Leading researcher with multiple grants from NIH, CIRM for regenerative medicine.



Ajith Gopinath, BA, MA Visualization Simulations Lead

Asst. Prof. of ME, Christ University. Author of CAD engineering articles in materials science technical journals.



Surya Prabha, JD Compliance



Specialist in regulatory compliance issues for life sciences and medical industries.

Pitch Deck


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Smartweave
TRANSFORMING
CONNECTIVE
TISSUE
RESTORATION

Weaving science into healing.


Smartweave
TRANSFORMING
CONNECTIVE
TISSUE
RESTORATION